Harry Dheedene

Work history:

Housed Inc., Principal, 2018 – Present

Based in Los Angeles, Housed Inc. is internationally recognized as a leader in luxury residential development and has gained special recognition for its innovations and creativity.

The firm's principal, **Harry Dheedene**, comes from a notable lineage of real estate developers and holds a degree in real estate development from the University of Antwerp, Belgium. After extensive training in Europe, Harry has gained an in-depth level of experience and knowledge in the industry.

Aside from providing services for clients, Housed Inc. also develops their own projects. We thrive in encompassing what it takes to design and develop our own unique ideas. Housed Inc. knows what it takes to develop and achieve beautiful design. From the beginning process to the finished result, our real estate development showcases our passion.